UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

UNITED HERITAGE CORPORATION

(Name of Issuer)

Common Stock

(Title of Securities)

91058F403

(CUSIP Number)

Mr. Walter G. Mize
2 North Caddo Street
Cleburne, Texas 76033
(817)-641-3681

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91058F403
1	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Walter G. Mize
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,999,999*
	8	Shared Voting Power Not Applicable
	9	Sole Dispositive Power 6,999,999*
	10	Shared Dispositive Power Not Applicable
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,999*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	13. Percent of Class Represented by Amount in Row (11) 72.3%**
14	Type of Reporting Person (See Instructions) IN

*This amount includes the following: 3,759,999 shares of common stock; a warrant to purchase 953,333 shares of common stock at the price of $3.15 per share; a warrant to purchase 1,000,000 shares of common stock at the price of $3.36 per share; a warrant to purchase 953,333 shares of common stock at the price of $3.75 per share; and an option to purchase 333,334 shares of common stock at the price of $1.50 per share.
** Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
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Item 1. Security and Issuer

Common stock, $0.001 par value, of United Heritage Corporation (the “Issuer”). The Issuer’s address is 200 North Loraine, Suite 400, Midland, Texas 79701.

Item 2. Identity and Background

(a) This statement is filed by Walter G. Mize (the “Reporting Person”).

(b) The Reporting Person’s address is 2 North Caddo Street, Cleburne, Texas 76033.

(c) The Reporting Person is retired from his principal occupation.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This report concerns a settlement entered into between the Reporting Person and Lothian Oil Inc. Pursuant to the terms of the settlement, Lothian Oil Inc. transferred to the Reporting Person 3,759,999 shares of common stock and warrants for the purchase in the aggregate of 2,906,666 shares of common stock for cash consideration of $250,000 and a full and complete release of all claims the Reporting Person had against Lothian Oil Inc. and certain individuals. The funds used to purchase the common stock and the warrants were the Reporting Person’s personal funds. On the date of this transaction, the Reporting Person owned an option to purchase 333,334 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

The purpose of this transaction was to settle certain claims the Reporting Person had against Lothian Oil Inc. Lothian Oil Inc. was, prior to the transaction described herein, the Issuer’s largest shareholder.

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The acquisition of the common stock described herein was done to settle the Reporting Person’s claims against Lothian Oil Inc. As of the date of this report, the Reporting Person does not have any plan or proposal

(i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

(ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv) that would result in any material change in the present capitalization or dividend policy of the Issuer;

(v) that would result in any other material change in the Issuer’s business or corporate structure;

(vi) that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(vii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(ix) that would result in any action similar to those enumerated above.

As part of the settlement with Lothian Oil Inc., the Reporting Person added five new members to the Issuer’s board of directors.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns a total of 6,999,999 shares, or approximately 72.3%, of the Issuer’s common stock. The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns. The Reporting Person did not effect any transactions in the Issuer’s common stock during the past 60 days, other than the transaction reported herein. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s common stock.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Settlement Agreement dated July 26, 2007 between Lothian Oil Inc. and Walter G. Mize.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2007

/s/ Walter G. Mize
Walter G. Mize

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SETTLEMENT AGREEMENT

This Settlement Agreement (this "Agreement") is entered into as of July 26, 2007, between LOTHIAN OIL INC., a Delaware corporation, debtor-in-possession ("Debtor") under the Bankruptcy Case (as defined below); and WALTER G. MIZE ("Creditor").

Recitals:

A. Debtor filed its Petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas, Midland Division (the "Bankruptcy Court") in the case styled and numbered In re Lothian Oil, Inc., Case No. 07-70121 (the "Bankruptcy Case").

B. On or about October 7, 2005, Creditor, Field Street Baptist Church, and Christian Heritage Foundation entered into a Securities Purchase Agreement (the "UHC Purchase Agreement") with Debtor pursuant to which Debtor agreed to purchase from them 8,000,000 shares of common stock, $0.001 par value per share ("Common Stock"), of UNITED HERITAGE CORPORATION, a Utah corporation ("UHCP"), for an aggregate purchase price of $10,651,000.00. In connection with the UHC Purchase Agreement, Debtor executed a promissory note dated October 7, 2005, in the original principal amount of $10,651,000, payable to the order of Creditor and others, as modified by Allonge dated February 22, 2006, and Second Allonge dated November 2, 2006 (collectively the "Lothian Note").

C. On or about November 2, 2006, Debtor executed a second promissory note (the "Mize Note") in the original principal amount of $1,000,000.00, payable to the order of Creditor. The Mize Note is secured by commercial guaranties from Bruce Ransom, Ken Levy, and Andrew Taylor-Kimmins (collectively, the "Guarantors").

D. Payment of the Lothian Note and the Mize Note are secured by a Stock Pledge Agreement dated October 7, 2005, among Debtor and Creditor, as amended by the First Amendment to Stock Pledge Agreement dated November 2, 2006 (collectively the "Stock Pledge Agreement"), pursuant to which Debtor pledged to Creditor as Pledgeholder, the purchased Common Stock. The Stock Pledge Agreement currently covers 2,666,666 restricted shares (on a split-adjusted basis) of the Common Stock of UHCP owned by the Debtor, as evidenced by certificates described in Schedule 1 attached hereto (the "Pledged Shares").

E. The Lothian Note was in default as of the date of filing of the Bankruptcy Case, and matured by its terms on June 30, 2007, but remains unpaid. The Mize Note has matured according to its terms and remains unpaid.

F. As of the date of filing of the Bankruptcy Case, there exists (i) an outstanding balance under the Lothian Note of $4,062,140.76, which consists of $3,767,334.00 in unpaid principal and $294,806.76 in accrued, but unpaid interest; and (ii) an outstanding balance under the Mize Note of $1,161,858.42, which consists of

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$1,000,000.00 in unpaid principal, $111,858.42 in accrued, but unpaid interest, and $50,000.00 in late charges. The total amount due and payable under the Lothian Note and the Mize Note is $5,318,149.18, inclusive of attorneys fees of $94,150.00 (collectively the "Indebtedness").

G. Debtor also owns 1,093,333 restricted shares (on a split-adjusted basis) of Common Stock, as evidenced by Certificate Number 10353 (the "Lothian Shares"), which shares are not secured by the Stock Pledge Agreement.

H. Debtor also owns warrants issued by UHCP to purchase (a) 953,333 shares of Common Stock at $3.15 per share, (b) 1,000,000 shares of Common Stock at $3.36 per share, and (c) 953,333 Shares of Common Stock at $3.75 per share (collectively the "Warrants").

I. Subject to the approval of the Bankruptcy Court, Debtor and Creditor desire to cancel the Lothian Note and the Mize Note, settle all amounts owed thereunder (including, but not limited to, the Indebtedness), and settle any and all claims and disputes related to or arising out of the secured and unsecured claims asserted by Creditor against Debtor (whether pursuant to the Lothian Note, the Mize Note or otherwise), pursuant to the terms and conditions described herein.

J. The Pledged Shares and the Lothian Shares shall collectively be called the "Shares"; and the Shares and the Warrants shall collectively be called the "Shares and Warrants."

Agreement:

For valuable consideration, including the Recitals and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, Debtor and Creditor agree and stipulate as follows:

Article 1
Exchange of Shares and Warrants

1.1 Exchange of Shares and Warrants. On the terms and subject to the conditions described in this Agreement, at Closing (as defined below) Debtor will exchange the Shares and Warrants in consideration for (a) the payment by Creditor to Debtor on the Closing Date (as defined below) of Two Hundred Fifty Thousand Dollars ($250,000.00, the "Purchase Price") and (b) Creditor's full and complete release of any and all of its secured and unsecured claims against Debtor and its affiliates (whether matured or unmatured, liquidated or contingent), and Debtor will assign the Shares and Warrants to Creditor and deliver to Creditor the Shares and Warrants that are not already in the possession of Creditor. The Purchase Price paid by Creditor to Debtor shall be made by means of a completed wire transfer of immediately available funds to an account designated by Debtor.

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1.2 Investor Representations. Creditor represents and warrants to Debtor each of the following:

(a) Debtor has advised Creditor that the acquisition and ownership of the Shares and Warrants involves significant risks and is suitable only for persons of adequate financial means, who have no need for liquidity with respect to their investment and who can bear the economic risk of a complete loss of their investment. Creditor represents and warrants to Debtor that Creditor has adequate financial means and has no need for liquidity with respect to its acquisition and ownership of the Shares and Warrants and can bear the economic risk of a complete loss of its investment in the Shares and Warrants.

(b) Any partial or complete loss of Creditor's investment in the Shares or Warrants will not revoke, alter, or otherwise affect the Purchase Price, the release granted to Debtor pursuant to this Agreement, or any other provision of this Agreement.

(c) Debtor has advised Creditor to consult its own personal financial advisor to determine whether an investment in the Shares and Warrants is appropriate.

(d) By reason of his own business or financial experience, or that of his professional advisor, Creditor is capable of evaluating the merits and risks of an investment in the Shares and Warrants and of protecting his own interests in connection with the transactions hereunder.

(e) Creditor is acquiring the Shares and Warrants for his own account, for investment only, and not with a view toward the resale or distribution thereof.

(f) Creditor is aware that the Shares and Warrants have not been registered under the Securities Act of 1933, as amended, or the rules and regulations thereunder (collectively the "1933 Act"), or any state securities laws, and that transfer of the Shares and Warrants is restricted by the 1933 Act, applicable state securities laws, the absence of a market for the Shares and Warrants, any restrictive legends by which such Shares and Warrants are bound, and the articles of incorporation, bylaws and any other charter documents of UHCP as amended to date.

(g) Neither Creditor nor any other person will have a right to require Debtor or UHCP to register or assist Creditor in the registration of the Shares or Warrants as a result of the transactions contemplated hereunder.

(h) Creditor will comply with all applicable federal and state securities laws applicable to the transfer, receipt, ownership, and distribution of the Shares and Warrants, including, but not limited to, Section 10, Section 13, Section 14(f), and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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(i) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, DEBTOR HAS NOT MADE, AND DEBTOR HEREBY EXPRESSLY DISCLAIMS AND NEGATES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE SHARES, THE WARRANTS OR UHCP, IT BEING THE EXPRESS INTENTION OF CREDITOR AND DEBTOR THAT (EXCEPT TO THE EXTENT EXPRESSLY PROVIDED IN THIS AGREEMENT) THE SHARES AND THE WARRANTS SHALL BE CONVEYED TO CREDITOR "AS IS," AND CREDITOR SHALL ACCEPT THE SHARES AND THE WARRANTS "AS IS". CREDITOR AGREES THAT THIS PARAGRAPH CONSTITUTES A CONSPICUOUS LEGEND.

(j) Creditor is an "accredited investor" within the meaning of Regulation D, Rule 501(a), promulgated under the 1933 Act.

1.3 Tax Certification. Debtor hereby certifies to Creditor that Debtor is not a "foreign person," as such term is defined in Section 1445 of the Internal Revenue Code, as amended, and the regulations promulgated thereunder, and the exchange of the Shares and Warrants is not subject to the federal income tax withholding requirements of such section and regulations.

Article 2
Conditions Precedent

2.1 Conditions Precedent to Closing. The Closing of this Agreement is conditioned upon the following:

(a) Final approval of the Bankruptcy Court of this Agreement and the transactions contemplated hereunder;

(b) Creditor shall have been afforded an opportunity to review current information regarding UHCP's business affairs and financial condition, including liabilities, and the financial information shall be acceptable to Creditor in his sole discretion;

(c) UHCP shall have no more than Three Hundred Thousand Dollars ($300,000.00) in outstanding accounts payable and total indebtedness to persons other than Debtor on the Closing Date;

(d) UHCP and Debtor shall have entered into a settlement agreement in substantially the form of Exhibit A hereto by which intercompany indebtedness and other claims between such parties or their affiliates shall have been settled and discharged in full pursuant to the terms thereof; and

(e) Creditor shall be satisfied with its review and approval of the lease files for oil and gas leases in Edwards County, Texas held by UHCP and its consolidated subsidiaries and the title to such oil and gas leases.

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Notwithstanding any provision in this Agreement to the contrary, Debtor and its affiliates shall have no obligation to cause the indebtedness referred to in Section 2.1(c) to be equal to or less than the stated amount on the Closing Date.

Article 3
Closing

3.1 Closing Date. The consummation of the transactions contemplated by this Agreement (the "Closing") shall be held at the offices of Haynes and Boone, LLP, 201 Main Street, Suite 2200, Fort Worth, Texas 76102, within ten (10) days of the satisfaction of the conditions set forth in Section 2.1 (the "Closing Date"), *provided, however*, that if the Closing has not occurred on prior to July 31, 2007 (the "Final Closing Date"), then either Debtor or Creditor may terminate this Agreement following the Final Closing Date by providing written notice to the other party pursuant to Section 6.2.

3.2 Debtor's Obligations at Closing. At Closing, Debtor shall deliver to Creditor the following in Proper Form:

(a) an irrevocable stock power and assignment to Creditor covering the Shares and Warrants, respectively, which instruments shall transfer good title to the Shares and Warrants free and clear of any liens, claims, or encumbrances (except for the rights of Creditor arising under the Stock Pledge Agreement, as expressly referred to in this Agreement, as disclosed in any Schedule hereto, or as may be contained in the articles of incorporation, bylaws or other charter documents of UHCP as amended to date);

(b) the stock certificates evidencing the Shares, not then held by Creditor, endorsed in blank or otherwise in a form acceptable for transfer on the books of UHCP;

(c) the Warrants;

(d) a written release of any and all of Debtor's and its affiliates' claims (whether matured or unmatured, liquidated or contingent) against Creditor and his affiliates, including, but not limited to, all claims for breach of contract, statutory claims, tort claims, and any other actual or potential claims of any kind;

(e) such resolutions and other instruments as are reasonably required by Creditor to evidence the authority of Debtor to consummate the transactions under this Agreement; and

(f) a release of the Deed of Trust, Mortgage, Assignment of Production, Security Agreement, and Financing Statement dated March 31, 2006, executed by UHCP, in favor of Debtor, and recorded at Volume 243, page 710, Official Records of Edwards County, Texas.

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3.3 Creditor's Obligations at Closing. At Closing, Creditor shall deliver to Debtor the following in Proper Form:

(a) the Purchase Price pursuant to Section 1.1;

(b) a written release of any and all of Creditor's and his affiliates' secured and unsecured claims (whether matured or unmatured, liquidated or contingent) against Debtor and its affiliates, and including, but not limited to, all claims for breach of contract, statutory claims, tort claims, a release of Debtor's and its affiliates' obligations for the Indebtedness and any and all obligations under the Lothian Note, the Mize Note, and the Stock Pledge Agreement, and any other actual or potential claims of any kind; and which release shall include a release of Guarantors on their respective commercial guaranties of the Mize Note; and

(c) such resolutions and other instruments as are reasonably required by Debtor to evidence the authority of Creditor to consummate the transactions under this Agreement.

3.4 Broker Indemnity. Debtor and Creditor hereby indemnify the other parties from and against any and all claims for any broker's commissions related to this Agreement, made by any broker retained by the indemnifying party.

Article 4
Other Covenants and Representations

4.1 Representations and Warranties by Debtor. Debtor represents and warrants to Creditor as follows:

(a) Debtor is a corporation duly organized and validly existing under the laws of the State of Delaware.

(b) Subject to approval of the Bankruptcy Court, Debtor has full power and authority to execute and deliver to Creditor this Agreement and all other documents related hereto, and to perform all of its obligations under this Agreement and all other documents related hereto. All of these actions have been duly authorized by Debtor's board of directors and are not in conflict with Debtor's certificate of incorporation or bylaws or, subject to approval of the Bankruptcy Court, any provision of law or any agreement or undertaking to which Debtor is a party or by which it is bound. Upon execution and delivery, subject to approval of the Bankruptcy Court, this Agreement and all other documents related hereto, and each of them, will be the valid and binding obligations of Debtor, enforceable according to their terms.

(c) Other than the Bankruptcy Case, no suits, litigation, or proceedings are pending, or to Debtor's knowledge, threatened against, Debtor, its properties or business that would be expected to have a material adverse effect on this transaction, nor

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does Debtor know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to this transaction.

(d) Subject to approval of the Bankruptcy Court, the consummation of the transactions contemplated hereby, and the performance of the terms and conditions of this Agreement will not result in a breach of or a default in any mortgage, deed of trust, lease, promissory note, loan agreement, credit agreement, partnership agreement, or other agreement to which Debtor is a party or by which Debtor may be bound or affected, except with respect to any such breach or default that would not have a material adverse effect on Debtor, the Shares or the Warrants, or the transactions contemplated by this Agreement.

4.2 Representations and Warranties by Creditor. Creditor represents and warrants to Debtor as follows:

(a) Creditor has full power and authority to execute and deliver to Debtor this Agreement and all other documents related hereto, and to perform all of its obligations under this Agreement and all other documents related hereto. All of these actions have been duly authorized by Creditor and are not in conflict with any provision of law or any agreement or undertaking to which Creditor is a party or by which it is bound. Upon execution and delivery, this Agreement and all other documents related hereto, and each of them, will be the valid and binding obligations of Creditor, enforceable according to their terms.

(b) No suits, litigation or proceedings are pending or to Creditor's knowledge, threatened against Creditor, its properties or business that would be expected to have a material adverse effect on this transaction, nor does Creditor know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to this transaction.

(c) The consummation of the transactions contemplated hereby, and the performance of the terms and conditions of this Agreement will not result in a breach of or a default in any mortgage, deed of trust, lease, promissory note, loan agreement, credit agreement, partnership agreement, or other agreement to which Creditor is a party or by which Creditor may be bound or affected, except with respect to any such breach or default that would not have a material adverse effect on Creditor, the Shares or the Warrants, or the transactions contemplated by this Agreement.

(d) Although they were originally co-lenders under the Lothian Note and beneficiaries under the Stock Pledge Agreement, Adam Mize, Mary Catherine Hicks, The Cody Trust, and The Hunter Trust have been paid in full and do not have any claims against Debtor or its affiliates. The foregoing persons have executed this Agreement to confirm this representation and warranty to Debtor on their own behalf.

4.3 Covenants regarding Bankruptcy Case. Debtor and Creditor agree to proceed in good faith to seek any further approval of the Bankruptcy Court of the

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transactions described in this Agreement, and to cooperate with the efforts of each other party in this regard. As soon as practical after execution of this Agreement, Debtor will file any necessary documents to obtain Bankruptcy Court approval of the transactions described in this Agreement that have not otherwise been obtained.

4.4 Closing Certificates. At the Closing, each of Creditor and Debtor shall have delivered to the other party a certificate, executed by a duly authorized representative of such party and dated as of the Closing Date, certifying that (a) the representations and warranties of such party in this Agreement are true and correct in all material respects on the Closing Date as if made on such date, and (b) such party has performed all material obligations, covenants, and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

Article 5
Events of Default and Remedies

5.1 Default of Debtor and Creditor's Remedies. If the transaction is not consummated by reason of a default (willful or otherwise) by Debtor, Creditor may either: (i) terminate this Agreement and this Agreement shall be null and void and the parties shall be relieved of all further obligations and liability under this Agreement; or (ii) sue for specific performance in the Bankruptcy Court, these being Creditor's sole remedies.

5.2 Default of Creditor and Debtor's Remedies. If the transaction is not consummated by reason of a default (willful or otherwise) by Creditor, Debtor may either: (i) terminate this Agreement and this Agreement shall be null and void and the parties shall be relieved of all further obligations and liability under this Agreement; or (ii) sue for specific performance, these being Debtor's sole remedies.

5.3 Election of Remedies. Debtor and Creditor shall have all of the rights and remedies granted in this Agreement and available at law or in equity, except as limited herein, and these same rights and remedies shall be cumulative and may be pursued separately, successively, or concurrently. The exercise or failure to exercise any of the same shall not constitute a waiver or release thereof or of any other right or remedy, and the same shall be nonexclusive.

Article 6
Miscellaneous

6.1 Interpretation. (a) Article and section headings used in this Agreement are for convenience only and shall be given no significance whatever in interpreting and construing the provisions of this Agreement.

(b) Unless the context otherwise requires, pronouns in the masculine, feminine, or neuter gender include each other, and nouns and pronouns in the singular or plural number include each other.

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(c) "Proper Form" means in form, substance, and detail mutually acceptable to Debtor and Creditor.

6.2 Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, first-class postage prepaid, registered mail, return receipt requested, or by overnight delivery, to the following addresses:

Debtor:

LOTHIAN OIL INC.
Attention: James Latimer
200 N. Loraine, Suite 400
Midland, Texas 79701

with a copy to its counsel:

Charles A. Beckham, Jr., Esq.
HAYNES AND BOONE, L.L.P.
1221 McKinney, Suite 2100
Houston, Texas 77010

Creditor:

with a copy to its counsel:

Paul D. Bradford
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341

The parties may change the address for notices by written notice sent to all parties.

6.3 Modifications. No provision of this Agreement may be modified, waived, or terminated except by instrument in writing executed by the party against whom a modification, waiver, or termination is sought to be enforced.

6.4 Severability. In case any of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other provision, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

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6.5 Further Assurances. Each party shall cooperate and take such action, and execute and deliver such documents, as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement.

6.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of laws.

6.7 Benefit and Binding. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, beneficiaries, personal and legal representatives, successors, and assigns.

6.8 Contents of Agreement. This Agreement and the other transaction documents referred to herein describe and contain the entire agreement of the parties, and this Agreement and the other transaction documents shall not be changed or contradicted orally. Any conflict between this Agreement and any of the other transaction documents referred to herein will be controlled by this Agreement.

6.9 Effectiveness of this Agreement; Counterparts. This Agreement shall not become effective nor enforceable by or against any party unless and until executed and delivered by all parties. This Agreement may be executed in counterparts, with each counterpart being deemed to be an original instrument, but all such counterparts together constituting but one agreement. Execution of a copy of this Agreement which has been telecopied, faxed or transmitted by other electronic transmission device, and/or following execution thereof returned by such device, shall be deemed to be effective and constitute an original instrument.

(Remainder of page intentionally left blank; Signature pages follow.)

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From:Lothian Oil 4326862400 07/26/2007 14:15 #420 P.003/004

Execution Version

Executed on the date stated above.

Creditor:

WALTER G. MIZE

Debtor:

LOTHIAN OIL INC., Debtor-in-Possession

By:
Name: James Latimer
Title: Chief Restructuring Officer

The following persons have joined this Agreement to confirm the representation and warranty made in Section 4.2(d) hereof:

ADAM MIZE

By: Walter G. Mize, Attorney-in-Fact

MARY CATHERINE HICKS

By: Walter G. Mize, Attorney-in-Fact

THE CODY TRUST

By: Walter G. Mize, Trustee

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THE HUNTER TRUST

By: [signature]
Walter G. Mize, Trustee

Exhibits and Schedules:

Exhibit A - Lothian/UHCP Settlement Agreement
Schedule 1 - Pledged Shares

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SCHEDULE 1
to
SETTLEMENT AGREEMENT

PLEDGED
SHARES

Stock Schedule

Pre-Split - Restricted Shares - Walter G. Mize

Cert. #8406	20,000,000 shares dated 8/15/97	
Cert. #8407	960,000 shares dated 8/15/97	
Cert. #8408	960,000 shares dated 8/15/97	
Cert. #8440	1,000,000 shares dated 8/25/97	
Cert. #8441	1,833,333 shares dated 8/25/97	
Cert. #8541	90,000 shares dated 11/10/97	
Cert. #8547	70,000 shares dated 11/13/97	
Cert. #8560	120,000 shares dated 12/1/97	
Total	**Pre-Split - 25,033,333**	**Post-Split - 2,503,333**

Post-Split - Restricted Shares - Walter G. Mize

Cert. #9468	7,000 shares dated 12/21/2000	
Cert. #9620	40,000 shares dated 12/28/2001	
Cert. #9703	100,000 shares dated 4/10/2002	
Cert. #9704	100,000 shares dated 4/10/2002	
Cert. #9705	100,000 shares dated 4/10/2002	
Cert. #9706	41,000 shares dated 4/10/2002	
Cert. #9770	20,000 shares dated 8/20/2002	
Cert. #9819	100,000 shares dated 1/15/2003	
Cert. #10096	17,220 shares dated 7/28/2004	
Cert. #10097	5,000 shares dated 7/28/2004	
Cert. #10098	32,500 shares dated 7/28/2004	
Cert. #10099	40,000 shares dated 7/28/2004	
Cert. #10100	22,500 shares dated 7/28/2004	
Cert. #10196	9,591 shares dated 2/23/2005	
Cert. #10202	1,456,666 shares dated 2/25/2005	
Total		Post - Split - 2,091,477

Pre-Split - Restricted Shares Covered by S-3 Registration Statement - Walter G. Mize

Cert. #8751	500,000 shares dated 7/27/98	
Cert. #8752	500,000 shares dated 7/27/98	
Cert. #8753	500,000 shares dated 7/27/98	
Cert. #8754	500,000 shares dated 7/27/98	
Cert. #8755	500,000 shares dated 7/27/98	
Cert. #8756	500,000 shares dated 7/27/98

Cert. #8757	500,000 shares dated 7/27/98	
Cert. #8758	500,000 shares dated 7/27/98	
Cert. #8759	500,000 shares dated 7/27/98	
Total	Pre-Split - 4,500,000	Post-Split - 450,000

Post Split - Restricted Shares Covered by S-3 Registration Statement - Walter G. Mize

Cert. #9343	3,000 shares dated 2/23/2000	
Cert. #9373	32,780 shares dated 4/10/2000	
Total		Post-Split - 35,780

Grand Total of Walter G. Mize Post-Split Shares	**5,080,590**

Post Split Restricted - Field Street Baptist Church Stock

Cert. #10201	1,000,000 shares dated 2/25/2005	
Total		Post-Split - 1,000,000

Post Split Restricted - Christian Heritage Foundation Corporation Stock

Cert #10045	1,000,000 shares dated 6/1/2004	
Cert #10198	75,500 shares dated 2/23/2005	
Cert #10197	450,408 shares dated 2/23/2005	
Total		Post-Split - 1,525,908

Post Split Restricted - Adam L. Mize

Cert. #9814	80,000 shares dated 1/15/2003	
Cert. #10360	18,376 shares dated 10/7/2005	
Total		Post - Split - 98,376

Post Split Restricted - Mary C. Hicks

Cert. #9815	80,000 shares dated 1/15/2003	
Cert. #10358	18,376 shares dated 10/7/2005	
Total		Post-Split - 98,376

Post Split Restricted - The Cody Trust

Cert. #9816	80,000 shares dated 1/15/2003	
Cert #10354	18,375 shares dated 10/7/2005	
Total		Post-Split - 98,375

Post Split Restricted - The Hunter Trust

Cert. #9817	80,000 shares dated 1/15/2003	
Cert. #10356	18,375 shares dated 10/7/2005	
Total		Post-Split - 98,375

Grand Total of all Shares - Post Split	**8,000,000**

Execution Version

EXHIBIT A

AGREEMENT TO SETTLE INTERCOMPANY DEBT AND OTHER CLAIMS

This AGREEMENT TO SETTLE INTERCOMPANY DEBT AND OTHER CLAIMS ("***Agreement***") is made and entered into as of July 26, 2007, between LOTHIAN OIL INC., a Delaware corporation, debtor-in-possession ("***Debtor***") in the Bankruptcy Case (as defined below), and UNITED HERITAGE COPORATION, a Utah corporation ("***UHCP***"). Debtor and UHCP are sometimes collectively referred to herein as the "***Parties***" or individually as a "***Party***".

Recitals:

A. Debtor filed its Petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas, Midland Division (the "***Bankruptcy Court***") in the case styled and numbered In re Lothian Oil, Inc., Case No. 07-70121 (the "***Bankruptcy Case***").

B. Debtor owns a majority of the issued and outstanding common stock, $0.001 par value per share ("***Common Stock***"), of UHCP. Debtor also owns warrants issued by UHCP to purchase shares of Common Stock.

C. Debtor has asserted that UHCP owes Debtor an aggregate of approximately One Million Eight Hundred Thousand Dollars ($1,800,000) in the amounts and as referenced on Schedule 1 attached hereto (collectively, the "***Indebtedness***").

D. UHCP acknowledges that it is obligated to Debtor for certain indebtedness, but disputes the total amount owed to Debtor.

E. UHCP acknowledges that Debtor is not indebted to UHCP.

F. Subject to the approval of the Bankruptcy Court, Debtor and UHCP desire to settle the Indebtedness and any and all other claims whatsoever between the parties pursuant to the terms and conditions described herein.

Agreement:

NOW, THEREFORE, for and in consideration of the premises, mutual promises, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

Article 1
Settlement and Release

1.1 Release. In consideration of the undertakings of Debtor and UHCP set forth in Section 1.2 and for other good and valuable consideration, Debtor and UHCP agree that at the Effective Time (as defined in Article 2), Debtor and UHCP shall RELEASE, ACQUIT and FOREVER DISCHARGE each other and their and their respective predecessors and successors

H-683499v8

in interests' respective affiliates, shareholders, partners, members, directors, officers, managers, employees, agents, attorneys, servants, invitees, contractors, licensees, heirs, beneficiaries, personal and legal representatives, successors and assigns from the Indebtedness and any other indebtedness between Debtor and UHCP, and from any and all claims, demands, causes of action, liabilities or obligations whether known or unknown, pending or threatened, for all past or present, known or unknown, injuries, losses or damages of any kind whatsoever which relate to or arise out of the Indebtedness, the execution, delivery, performance, non-performance, and termination of that certain Merger Agreement and Plan of Reorganization, dated as of February 22, 2006, as amended to date, among UHCP and Debtor, or any other matter whatsoever (collectively, the "***Claims***"). This release includes Claims of any nature, whether arising under the laws of any state or of the United States, by virtue of the common law, a judicial decision, a statute or a regulation, INCLUDING BUT NOT LIMITED TO CLAIMS ARISING IN CONTRACT (such as breach of contract or breach of express or implied warranty), CLAIMS ARISING IN TORT (such as fraud, intentional or negligent misrepresentation, breach of fiduciary duty, negligence or conversion), AND CLAIMS ARISING BY STATUTE (such as consumer protection laws, deceptive trade practice laws, state securities (so called blue sky) laws, securities broker/dealer registration and other laws, the Securities Act of 1933 or the Securities Exchange Act of 1934). This release includes all possible Claims or bases for a refund or return of money previously invested with or paid or loaned to a Party or its affiliates, regardless of the manner or method by which the investment or payment was made. This release is for all possible damages (such as actual damages, economic damages, reliance damages, benefit-of-the-bargain damages, out-of-pocket damages, costs, expenses, exemplary or punitive damages, penalties of any kind (including tax liabilities or penalties), damage to business reputation, lost profits or goodwill, consequential damages, damages ensuing from loss of credit, prejudgment or postjudgment interest, costs or attorney's fees) and all possible remedies, whether legal or equitable (such as setoff, offset, subrogation, contribution, reimbursement and injunctive relief) related to or arising out of the Indebtedness or any other matter whatsoever. This release also includes Claims that do not currently exist but which may be created or recognized in the future, whether by statute, regulation, judicial decision or otherwise, related to or arising out of the Indebtedness or any other matter whatsoever. In addition to the foregoing, Debtor hereby further releases any liens and security interests that it owns or holds against any assets of UHCP or UHCP's subsidiaries, and Debtor agrees to execute and file of record releases of any such liens. Further, Debtor agrees to cause any liens and security interests covering any assets of UHCP or UHCP's subsidiaries securing payment of the debtor-in-possession lender for Debtor in the Bankruptcy Case to be released. This release DOES NOT INCLUDE actions brought by a person to enforce the terms of this Agreement.

1.2 <u>Consideration for Release</u>. In partial consideration for this Agreement:

(a) The Parties acknowledge that Debtor will, notwithstanding the terms of this Agreement and the release in Section 1.1, have a continuing claim against UHCP equal to the amount of any cash or other consideration in excess of One Hundred Thousand Dollars ($100,000.00) in the aggregate that UHCP or its affiliates receive at any time from Cano Petroleum Inc. ("***Cano***") relating to or arising from the prior sale of assets from UHC New Mexico Inc. to Cano covering oil and gas properties known as

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Cato, Tom Tom and Tomahawk (the "***Cano/UHC Transaction***"); and this claim shall be the only remaining liability of UHCP or its subsidiaries to Debtor.

(b) In satisfaction of the Debtor's Claims against UHCP, UHCP will on and after the Effective Time, transfer to Debtor or its designated assignee within ten (10) business days any cash or other consideration in excess of One Hundred Thousand Dollars ($100,000.00) in the aggregate that UHCP or its affiliates receive from Cano with respect to the Cano/UHC Transaction.

1.3 Indemnification. Each Party, for itself and for its respective legal representatives, predecessors, successors and assigns, HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS the other Party and its and its respective predecessors and successors in interests' respective affiliates, shareholders, partners, members, directors, officers, managers, employees, agents, attorneys, servants, invitees, contractors, licensees, heirs, beneficiaries, personal and legal representatives, successors and assigns, from any and all Claims of whatsoever nature or character which have been released or intended to be released by this Agreement (subject to the provisions of Section 1.2), (i) by any person or third party whomsoever claiming by, through or under such indemnifying Party, as the case may be, or (ii) in the case of a Party, by legal representatives, predecessors, successors or assigns of such Party. It is the express intention of each Party that the indemnity of each Party herein provided covers any Claims asserted by any affiliate of such Party, notwithstanding that certain of such persons are not signatories to this Agreement, and whether or not the release provisions are directly enforceable against any persons who are not signatories to this Agreement. The indemnification provisions shall not apply to any Claim which is made pursuant to Section 1.2. THIS INDEMNITY APPLIES FOR THE BENEFIT OF EACH PARTY (INCLUDING ITS PREDECESSORS AND SUCCESSORS IN INTEREST, AND ALL OF SUCH PARTY'S AND ITS RESPECTIVE PREDECESSORS AND SUCCESSORS IN INTERESTS' RESPECTIVE AFFILIATES, SHAREHOLDERS, PARTNERS, MEMBERS, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, AGENTS, ATTORNEYS, SERVANTS, INVITEES, CONTRACTORS, LICENSEES, HEIRS, BENEFICIARIES, PERSONAL AND LEGAL REPRESENTATIVES, SUCCESSORS AND ASSIGNS) REGARDLESS OF WHETHER SUCH CLAIMS ARE BASED IN WHOLE OR IN PART UPON THE ALLEGED PARTIAL OR SOLE NEGLIGENCE OR STRICT LIABILITY OF ANY RELEASED PARTY (OR ITS PREDECESSORS OR SUCCESSORS IN INTEREST, OR THE RELEASED PARTY'S OR ITS RESPECTIVE PREDECESSORS OR SUCCESSORS IN INTERESTS' RESPECTIVE AFFILIATES, SHAREHOLDERS, PARTNERS, MEMBERS, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, AGENTS, ATTORNEYS, SERVANTS, INVITEES, CONTRACTORS, LICENSEES, HEIRS, BENEFICIARIES, PERSONAL AND LEGAL REPRESENTATIVES, SUCCESSORS AND ASSIGNS).

1.4 Scope of Release. EXCEPT FOR THE REVOCATION OF THIS RELEASE PURSUANT TO SECTION 1.4, THE PARTIES INTEND THIS TO BE A FULL, FINAL AND GLOBAL RELEASE OF ALL POSSIBLE CLAIMS RELATED TO OR ARISING OUT OF THE INDEBTEDNESS OR ANY OTHER MATTER WHATSOEVER UNDER ALL POSSIBLE LAWS, RULES OR REGULATIONS AND IT SHOULD BE INTERPRETED AS SUCH.

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Article 2
Effective Time

This Agreement shall become effective at such time (the "***Effective Time***") following the receipt of final approval of the Bankruptcy Court and contemporaneous with the closing of the transactions under that certain Settlement Agreement of even date herewith between Walter G. Mize and Debtor (the "***Mize Settlement Agreement***"). If the Bankruptcy Court does not approve this Agreement and/or the transactions under the Mize Settlement Agreement are not consummated, then this Agreement shall be deemed null and void without further action on the part of either Party.

Article 3
Representations, Warranties and Covenants

3.1 **Representations, Warranties and Covenants of All Parties**. Each Party represents, warrants and covenants to the other Party the following:

(a) It has had the opportunity to consult with an attorney of its choosing before executing this Agreement.

(b) It has read this Agreement in its entirety and fully understands its content and effect.

(c) It has executed and delivered this Agreement without reliance upon any representation of any kind or character not expressly set forth herein and that this Agreement has been executed without any threat, force, fraud, duress or representation of any kind by any person.

(d) It has not sold, assigned or otherwise transferred any interest in any of the Claims being released hereby. In the event that this representation and warranty is breached by a Party, the breaching Party agrees to indemnify, defend and hold harmless the other Party from any and every claim or demand of every kind or character arising from any interest and any claim assigned to or transferred to any other person.

3.2 **Representations, Warranties and Covenants by Debtor**. Debtor further represents, warrants and covenants to UHCP as follows:

(a) Debtor is a corporation duly organized and validly existing under the laws of the State of Delaware.

(b) Subject to approval of the Bankruptcy Court, Debtor has full power and authority to execute and deliver this Agreement, and to perform all of its obligations under this Agreement. All of these actions have been duly authorized by Debtor's board of directors and are not in conflict with Debtor's certificate of incorporation or bylaws. Upon execution and delivery, subject to approval of the Bankruptcy Court, this Agreement will be the valid and binding obligation of Debtor, enforceable according to its terms. Debtor agrees to provide all resolutions and other instruments as are

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reasonably requested by UHCP to evidence the authority of Debtor to consummate the transactions under this Agreement.

(c) Other than the Bankruptcy Case, no suits, litigation, or proceedings are pending or to Debtor's knowledge threatened against Debtor, its properties or business that would be expected to have a material adverse effect on this transaction, nor does Debtor know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to this transaction.

(d) The consummation of the transactions contemplated hereby, and the performance of the terms and conditions of this Agreement will not result in a breach of or a default in any mortgage, deed of trust, lease, promissory note, loan agreement, credit agreement, partnership agreement, or other agreement to which the Debtor is a party or by which the Debtor may be bound or affected, except with respect to any such breach or default that would not have a material adverse effect on Debtor or the transactions contemplated by this Agreement.

3.3 Representations, Warranties and Covenants by UHCP. UHCP further represents, warrants and covenants to Debtor as follows:

(a) UHCP has full power and authority to execute and deliver this Agreement, and to perform all of its obligations under this Agreement. All of these actions have been duly authorized by UHCP and are not in conflict with any provision of law or the terms of any agreement or undertaking to which UHCP is a party or by which it is bound. Upon execution and delivery, this Agreement will be the valid and binding obligation of UHCP, enforceable according to its terms. UHCP agrees to provide all resolutions and other instruments as are reasonably requested by Debtor to evidence the authority of UHCP to consummate the transactions under this Agreement.

(b) No suits, litigation or proceedings are pending or to UHCP's knowledge threatened against UHCP, its properties or business that would be expected to have a material adverse effect on this transaction, nor does UHCP know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to this transaction.

(c) The consummation of the transactions contemplated hereby, and the performance of the terms and conditions of this Agreement will not result in a breach of or a default in any mortgage, deed of trust, lease, promissory note, loan agreement, credit agreement, partnership agreement, or other agreement to which UHCP is a party or by which UHCP may be bound or affected, except with respect to any such breach or default that would not have a material adverse effect on UHCP or the transactions contemplated by this Agreement.

3.4 Covenants regarding Bankruptcy Case. Debtor and UHCP agree to proceed in good faith to seek any further approval of the Bankruptcy Court of the transactions described in this Agreement, and to cooperate with the efforts of each other Party in this regard. As soon as practical after execution of this Agreement, Debtor will file any necessary documents to obtain

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Bankruptcy Court approval of the transactions described in this Agreement that have not otherwise been obtained.

Article 4
Events of Default and Remedies

4.1 **Default of Debtor and UHCP's Remedies**. Except as otherwise expressly provided in this Agreement, if the transactions are not consummated by reason of a default (willful or otherwise) by Debtor, UHCP may either: (i) terminate this Agreement and this Agreement shall be null and void and the Parties shall be relieved of all further obligations and liability under this Agreement; or (ii) sue for specific performance in the Bankruptcy Court, these being UHCP's sole remedies.

4.2 **Default of UHCP and Debtor's Remedies**. Except as otherwise expressly provided in this Agreement, if the transactions are not consummated by reason of a default (willful or otherwise) by UHCP, Debtor may either: (i) terminate this Agreement and this Agreement shall be null and void and the Parties shall be relieved of all further obligations and liability under this Agreement; or (ii) sue for specific performance, these being Debtor's sole remedies.

4.3 **Election of Remedies**. Debtor and UHCP shall have all of the rights and remedies granted in this Agreement and available at law or in equity, except as limited herein, and these same rights and remedies shall be cumulative and may be pursued separately, successively, or concurrently. The exercise or failure to exercise any of the same shall not constitute a waiver or release thereof or of any other right or remedy, and the same shall be nonexclusive.

Article 5
Miscellaneous

5.1 **Interpretation**.

(a) Article and section headings used in this Agreement are for convenience only and shall be given no significance whatever in interpreting and construing the provisions of this Agreement.

(b) Unless the context otherwise requires, pronouns in the masculine, feminine or neuter gender include each other, and nouns and pronouns in the singular or plural number include each other.

5.2 **Notice**. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, first-class postage prepaid, registered mail, return receipt requested, or by overnight or same day delivery, to the following addresses:

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Debtor: LOTHIAN OIL INC.
Attention: James Latimer
200 N. Loraine, Suite 400
Midland, Texas 79701

with a copy to its counsel:
Charles A. Beckham, Jr., Esq.
HAYNES AND BOONE, L.L.P.
1221 McKinney, Suite 2100
Houston, Texas 77010

UHCP: UNITED HERITAGE CORPORATION
Attention: Scott Wilson
200 N. Loraine, Suite 400
Midland, Texas 79701

The Parties may change the address for notices by written notice sent to all Parties.

5.3 Modifications. No provision of this Agreement may be modified, waived, or terminated except by an instrument in writing executed by the Party against whom a modification, waiver, or termination is sought to be enforced.

5.4 Severability. In case any of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other provision, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

5.5 Further Assurances. Each Party shall cooperate and take such action, and execute and deliver such documents, as may be reasonably requested by the other Party in order to carry out the provisions and purposes of this Agreement.

5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of laws.

5.7 Benefit and Binding. This Agreement shall inure to the benefit of and be binding upon the Parties, their respective legal representatives, successors and assigns.

5.8 Contents of Agreement. This Agreement describes and contains the entire agreement of the Parties with respect to the subject matter hereof, and this Agreement shall not be changed or contradicted orally.

5.9 Effectiveness of this Agreement; Counterparts. This Agreement shall not become effective nor enforceable by or against any Party unless and until executed and delivered by all Parties. This Agreement may be executed in counterparts, with each counterpart being deemed to be an original instrument, but all such counterparts together constituting but one agreement. Execution of a copy of this Agreement which has been telecopied, faxed or

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transmitted by other electronic transmission device, and/or following execution thereof returned by such device, shall be deemed to be effective and constitute an original instrument.

(Remainder of page intentionally left blank; Signature page follows)

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Executed on the date stated above.

Debtor:

LOTHIAN OIL INC.,
Debtor-in Possession

By: ______________________________
Name: James Latimer
Title: Chief Restructuring Officer

UHCP:

UNITED HERITAGE CORPORATION

By: ______________________________
Name: Scott Wilson
Title: President and Chief Executive Officer

Schedules:

Schedule 1 UHCP Indebtedness

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1:06 PM
07/06/07
Accrual Basis

Schedule I
to
Agreement to Settle Intercompany Debt and Other Claims
UHCP Indebtedness
Transactions by Account
As of July 6, 2007

	Type	Date	Num	Name	Memo	Class	Clr
2002 · Due to Lothain Oil TX 1							
	General Journal	10/17/2006	interco-tx	Richardson & Patel LLP	TX 1 paid on behalf of uhc	New York	
Total 2002 · Due to Lothain Oil TX 1							
2003 · A/ P - Due to Lothian Oil							
	Deposit	12/21/2005		Lothian Oil Company, Inc.	Deposit		
	Transfer	01/18/2006			tran to UHC-NF to cover HFBE inc. invoice		
	Transfer	02/07/2006			tran to UHC-NF to pay richardson & patel invoice		
	Transfer	02/10/2006			tran to uhc-nf 41201		
	Transfer	03/02/2006			tran uhc-nf 41201		
	Transfer	03/06/2006			tran to uhc-nf 41201		
	Transfer	03/09/2006			tran to uhc-nf 41201		
	Transfer	03/23/2006			tran to uhc-nf 41201		
	Deposit	05/08/2006		Lothian Oil Company, Inc.	tran from loi # 0641 to pay richardson & pate	New York	
	Deposit	05/16/2006		Lothian Oil Company, Inc.	tran from #0641 loi- to pay for d&O ins depo:	New York	
	Transfer	06/08/2006			tran from loi to cover D&O ins bal		
	Transfer	07/14/2006			tran funds from loi #0641		
	Deposit	07/20/2006		Lothian Oil Company, Inc.	transfer to cover richardson & patel inv	New York	
	Transfer	09/13/2006			tran from loi # 0641 to pay R&P invoice		
	General Journal	10/13/2006	interco-pym	Markowitz & Roshco, LLP	legal bills pd by loi A shares funds-blackston	New York	
	Transfer	11/21/2006			Funds Transfer		
	General Journal	12/31/2006			LOI Paid for McLeans		
	Transfer	01/16/2007			Funds Transfer		
	Transfer	03/16/2007			Funds Transfer		
	Transfer	04/18/2007			Funds Transfer		
Total 2003 · A/ P - Due to Lothian Oil							

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1:06 PM
07/06/07
Accrual Basis

Schedule I
to
Agreement to Settle Intercompany Debt and Other Claims
UHCP Indebtedness

Transactions by Account
As of July 6, 2007

	Split	Amount
2002 · Due to Lothain Oil TX 1		
	2000 · Accounts Payable	25,000.00
Total 2002 · Due to Lothain Oil TX 1		25,000.00
2003 · A/ P - Due to Lothian Oil		
	1005 · Community Bank - checking	107,943.12
	1006 · UHC-North Fork(41201)	40,000.00
	1006 · UHC-North Fork(41201)	125,000.00
	1006 · UHC-North Fork(41201)	20,000.00
	1006 · UHC-North Fork(41201)	60,000.00
	1006 · UHC-North Fork(41201)	145,000.00
	1006 · UHC-North Fork(41201)	5,000.00
	1006 · UHC-North Fork(41201)	10,000.00
	1006 · UHC-North Fork(41201)	155,000.00
	1006 · UHC-North Fork(41201)	20,000.00
	1006 · UHC-North Fork(41201)	35,000.00
	1006 · UHC-North Fork(41201)	5,000.00
	1006 · UHC-North Fork(41201)	45,000.00
	1006 · UHC-North Fork(41201)	25,000.00
	2000 · Accounts Payable	28,087.50
	1006 · UHC-North Fork(41201)	14,000.00
	6271 · Legal Fees	5,000.00
	1006 · UHC-North Fork(41201)	5,000.00
	1006 · UHC-North Fork(41201)	30,000.00
	1006 · UHC-North Fork(41201)	28,500.00
Total 2003 · A/ P - Due to Lothian Oil		908,530.62
	TOTAL	933,530.62
	Wardlaw Note	785,158.93
	Accrued interest @ 6-6-07	66,725.19
	TOTAL DEBT TO LOTHIAN	**1,785,414.74**

H-683751

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